Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

DHC Acquisition Corp (ROC # 369457) (the “Company”)

TAKE NOTICE that by minutes of an extraordinary general meeting in lieu of an annual general meeting of the Company held 3 March 2023, the following special resolution was passed:

Extension Amendment Proposal

RESOLVED, as a special resolution that:

a)	the first sentence of Article 49.7 of DHC’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new first sentence of Article 49.7:

“In the event that the Company does not consummate a Business Combination by December 4, 2023, or such later time as the Members may approve in accordance with the Articles, the Company shall:”

b)	Article 49.8(a) of DHC’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.8(a):

“to modify the substance or timing of the Company’s obligation to: (i) allow redemptions of the Public Shares in connection with a Business Combination or: (ii) redeem 100 per cent of the Public Shares if the Company has not completed a Business Combination by December 4, 2023, or such later time as the Members may approve in accordance with the Articles; and/or”

c)	Article 49.10(b) of DHC’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.10(b):

“vote as a class with the Public Shares: (i) on the Company’s initial Business Combination or on any other proposal presented to shareholders prior to or in connection with the completion of an initial Business Combination; or (ii) to approve an amendment to the Memorandum or the Articles to (x) extend the time we have to consummate a business combination beyond December 4, 2023 or (y) amend this Article 49.10.”

/s/ Alec Pultr
Alec Pultr
Corporate Administrator for and on behalf of Maples Corporate Services Limited

Dated this 10th day of March 2023.